SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              Hart Industries Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)



                           $.01 Par Value Common Stock
- -------------------------------------------------------------------------------
                          (Title of Class of Security)



                                    416087302
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

         Fred G. Luke, 2 Park Plaza, Suite 470, Irvine, California 92714
- -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                 August 22, 1994
- -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing because of Rule 13d-1(b)(3) or (4), check the following box:

     [   ].



Check the following box if a fee is being paid with the statement:  [ x ]

                                                           [HART\13D:FGL166.13D]

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



CUSIP NO.:     N/A


1) Name of Reporting Person/S.S.N. or I.R.S. Identification No. of above person:

     Fred G. Luke S.S.N. No.:  ###-##-####

2)   Check the appropriate row if a member of a group: (a) [ ] (b) [ ]

     N/A


3)   SEC Use Only:

     --------------------------------------------------------------------------

4)   Source of Funds:

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):

     [    ]

6)   Citizenship or Place of Organization:

     United States

     NUMBER OF SHARES         7)  Sole Voting Power:        166,666 shares
     BENEFICIALLY OWNED BY
     EACH REPORTING PERSON    8)  Shared Voting Power:      N/A
     WITH
                              9)  Sole Dispositive Power:   166,666 shares

                             10)  Shared Dispositive Power: N/A

11)  Aggregate  amount  beneficially  owned by each  reporting  person:

     16,666 shares

12)  Check box if the aggregate amount in Row (11) excludes certain shares:

     [    ]

13)  Percent of class represented by amount in Row (11):

     9.6%

14)  Type of reporting person:

     Individual

                                                           [HART\13D:FGL166.13D]

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



Item 1.   SECURITY AND ISSUER:

          The title of the class of equity securities to which this statement relates is $.01 par value Common Stock and the name and address of the principal offices of the Issuer of such securities is Hart Industries, Inc., 2 Park Plaza, Suite 470, Irvine, California 92714.

Item 2.   IDENTITY AND BACKGROUND:

          (a)  The Reporting Person is an individual.

          (b)  The Reporting Person is a resident of the United States.

          (c) The principal business of the Reporting Person is that of corporate management.

          (d)  The executive office of the Reporting Person is:

                           2 Park Plaza, Suite 470
                           Irvine, California  92714

          (e) During the last 5 years the Reporting Person has not been convicted of any criminal offense.

          (f) During the last 5 years the Reporting Person has not been party to a legal preceding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subjected to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          The Reporting Person acquired the subject shares for services rendered to the Issuer.

Item 4.   PURPOSE OF TRANSACTION:

          The purpose of the acquisition of the subject securities by the Reporting Person was to compensate the Reporting Person for services rendered.

          The plans or proposals which the Reporting Person has which relates to or results in:

          (a) The acquisition by any person of additional securities of the Issuer, or disposition of securities of the Issuer:

               None.

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries:

               None.

                                                           [HART\13D:FGL166.13D]

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



          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:

               None.

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

               None.

          (e) Any material change in the present capitalization or dividend policy of the Issuer:

               None.

          (f) Any other material change in Issuer's business or corporate structure:

               None.

          (g)  Changes  in  the   Issuer's   charter,   bylaws  or   instruments
               corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person:

               None.

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association:

               None.

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the
               Act:

               None.

          (j)  Any action similar to any of those enumerated above:

               None.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER:

          (a) 166,666 shares of $.01 par value Common Stock, representing 9.6% of such class.


                                                           [HART\13D:FGL166.13D]
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



          (b) (i) The Reporting Person has the sole power to vote the 166,666 shares of $.01 par value Common Stock.

               (ii) The Reporting Person has no shared voting power.

               (iii)The Reporting Person has sole power to dispose or direct the sale of the 166,666 shares of $.01 par value Common Stock.

               (iv) The Reporting Person has no shared dispositive power.

          (c) There were no transactions in the class of securities reported on that were effected during the last sixty days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e)  N/A.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

          Reporting Person is the President of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS:

          None.

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        SIGNATURE



Dated: May 17, 1996                     /s/  Fred G. Luke
                                        ---------------------------------------
                                             Fred G. Luke

                                                           [HART\13D:FGL166.13D]

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